

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2019

Alexandre Wagner Malfitani
Chief Financial Officer
AZUL SA
Edifício Jatobá, 8th floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP 06460-040
Federative Republic of Brazil

> **Re: AZUL SA**
> **Form 20-F for Fiscal Year Ended December 31, 2018**
> **Response Dated August 23, 2019**
> **File No. 001-38049**

Dear Mr. Malfitani :

We have reviewed your August 23, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2019 letter.

Form 20-F for Fiscal Year Ended December 31, 2018

Item 3. Key Information
Statements of Operation Data, page 9

1. We note your response to our prior comment one. It appears that you have only partially addressed our comment. Accordingly we reissue in part our previous comment.

   Please revise to add a footnote to this reconciliation table to disclose the nature of and the quantification of items included in the adjustment titled "Non-recurring events."

   We note that you have included an adjustment for the "loss of revenue from use of such jets estimated at R$51.2 million." This adjustment appears to be calculated using tailored revenue recognition and measurement methods. Please tell us how you determined that your disclosure of this measure complies with Question 100.04 of staff's Compliance and Disclosure Interpretations ("C&DI") on "Non-GAAP Financial Measures." Alternatively, please revise to remove this adjustment.

 You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure